EXHIBIT 99.2

April 14, 2022

Ferris Holding, Inc

2251 N. Rampart Blvd., #182

Las Vegas, NV 89128

Re: License Agreements dated October 21, 2013

Dear Sirs:

BioAdaptives, Inc. entered into two separate license agreements with Ferris Holding on October 21, 2013, permitting usage of Ferris’ Agronifier™ and related technology and proprietary products. These licenses each covered an initial six (6) month term.

We understand these licenses were terminated prior to October 2017 before the change of Management. As we cannot locate these termination copies on file, we are writing to reconfirm such.

This letter constitutes further formal notice that BioAdaptives considers, and since October 2, 2017, has considered, these license agreements terminated. We sold no products based on the Agronifier™ technology or any of the covered products, so no royalties or other payments are due.

Thank you.

Sincerely For and On Behalf of BioAdaptives, Inc

/s/ Edward E. Jacobs, Jr

Edward E. Jacobs, Jr

CEO